SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC  20549

                            ______________

                            SCHEDULE 13D/A

               Under the Securities Exchange Act of 1934

                           (Amendment No. 2)

                            WLR FOODS, INC.
                           (Name of Issuer)

                             COMMON STOCK
                             NO PAR VALUE
                    (Title of Class of Securities)

                              929286 10 2
                            (CUSIP Number)


                             P.O. Box 7001
                       Broadway, Virginia  22815
                            (540) 896-7000
          (Address, including zip code, and telephone number,
          including area code, of principal executive offices)

                             John W. Flora
                  Wharton, Aldhizer & Weaver, P.L.C.
                100 South Mason Street, P.O. Box 20028
                  Harrisonburg, Virginia  22801-7528
                            (540) 434-0316
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            March 31, 1997
                 (Date of Event which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this statement because of Rule 13d-1(b)(3) or (4), check
the following box:  [    ]

Check the following box if a fee is being paid with the statement:
[    ]

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      J. Craig Hott
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON    ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER                0
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,006,084
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER           0
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER   105,398

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,006,084

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.1%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      Herman D. Mason
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          238,756
SHARES
BENEFICIALLY             8    SHARED VOTING POWER        900,686
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     238,756
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,139,442

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.9%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      Charles W. Wampler, Jr.
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                          (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          136,961
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,176,910
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     136,961
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER   276,224

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,313,871

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.0%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      Stephen W. Custer
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER           56,020
SHARES
BENEFICIALLY             8    SHARED VOTING POWER        900,686
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER      56,020
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     956,706

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.8%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      Calvin G. Germroth
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER           18,658
SHARES
BENEFICIALLY             8    SHARED VOTING POWER        900,686
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER      18,658
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     919,344

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.6%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      James L. Keeler
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          208,255
SHARES
BENEFICIALLY             8    SHARED VOTING POWER        900,686
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     208,255
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,108,941

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.7%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      George E. Bryan
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          132,078
SHARES
BENEFICIALLY             8    SHARED VOTING POWER        900,686
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     132,078
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,032,764

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.3%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      Charles L. Campbell
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER           13,156
SHARES
BENEFICIALLY             8    SHARED VOTING POWER        900,686
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER      13,156
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     913,842

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.5%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      William H. Groseclose
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER            3,893
SHARES
BENEFICIALLY             8    SHARED VOTING POWER        900,686
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER       3,893
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     904,579

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     5.5%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 929286 10 2         13D/A

1    Name of Reporting Person      William D. Wampler
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON  ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)
                                                           (b)  X

3    SEC USE ONLY

4    SOURCE OF FUNDS*

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Virginia

NUMBER OF                7    SOLE VOTING POWER          382,134
SHARES
BENEFICIALLY             8    SHARED VOTING POWER      1,205,099
OWNED BY
EACH                     9    SOLE DISPOSITIVE POWER     382,134
REPORTING
PERSON WITH              10   SHARED DISPOSITIVE POWER   304,413

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,587,233

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.6%

14   TYPE OF REPORTING PERSON*     IN



                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

Items 5 of Schedule 13D dated August 29, 1994 is hereby amended by replacing the information added by Amendment 1 with the following:

Item 5.  Interest in Securities of the Company.

          On January 15, 1997 the Registrant, Cuddy Farms, Inc. (Cuddy), and certain of Cuddy's lenders entered into a Stock Repurchase Agreement, pursuant to which the Registrant is to repurchase the shares subject to the Voting Trust Agreement dated October 26, 1994 between the Registrant, Cuddy, and others (Cuddy Trust) for $10 per share in three installments. Consequently, on
January 17, 1997, the Registrant repurchased 887,499 shares, representing 50% of the total number of shares held in the Cuddy Trust. On March 31, 1997, the Registrant closed the second installment, repurchasing an addition 443,750 shares.

          The remaining 443,750 shares (adjusted for a 3-for-2 stock split on May 12, 1995) continue to be subject to the terms of the Cuddy Trust. Accordingly, each of the Reporting Persons shares the power to direct the vote of the 443,750 shares.

          In addition, as described in Item 4, the trustee of the New Hope Trust is obligated to vote the shares held in the New Hope Trust according to the recommendation of the Registrant's Board of Directors, or in the absence of a recommendation, as directed by the registered holder of the Voting Trust certificates. Accordingly, each of the reporting persons shares the power to direct the vote of the 456,936 shares held by the New Hope Trust with New Hope Feeds, Inc. and Economy Truck Leasing, Inc.

          Additional shares over which the reporting persons have the power to direct the vote or the disposition are set forth below.

          J. Craig Hott beneficially owns a total of 1,006,084 shares, or 6.1% of the total outstanding shares of the Company. Mr. Hott shares the power to direct the vote and the disposition of 104,770 shares owned by E. E. Hott, Inc. with the directors of E. E. Hott, Inc., and shares the power to vote and dispose of 628 shares owned jointly with his wife.

          Herman Mason is the beneficial owner of 1,139,442 shares, representing 6.9% of the total outstanding stock. Mr. Mason has sole voting power and sole power of disposition over 238,756 shares.

          Charles W. Wampler, Jr. beneficially owns 8.0% of the outstanding stock, or 1,313,871 shares. He has sole voting power and sole power of disposition over 136,961 shares, and shares voting power and the power of disposition over 274,076 shares held in trust with William D. Wampler as co-trustee. He shares the power to vote and to dispose of 2,148 shares held by Wampler Land, a limited partnership, with the other general partner, William D. Wampler.

          Stephen W. Custer is the beneficial owner of 956,706 shares, representing 5.8% of the total outstanding stock. He has sole voting power and power of disposition over 56,020 shares.

          Calvin G. Germroth beneficially owns 5.6% of the total outstanding stock, consisting of 919,344 shares. He has the sole power to vote or direct the vote, and the sole power to dispose of or direct the disposition of, 18,658 shares.

          James L. Keeler beneficially owns 6.7% of the outstanding stock, consisting of 1,108,941 shares. He has sole power to vote or direct the vote, and sole power to dispose of or direct the disposition of, 53,255 shares owned directly, and 155,000 shares which he has the right to purchase within 60 days.

          George E. Bryan beneficially owns 1,032,764 shares, or 6.3% of the outstanding stock, and has sole power to vote and dispose of 132,078 shares.

          Charles L. Campbell is the beneficial owner of 913,842 shares, representing 5.5% of the total outstanding shares, and has the sole power to vote and to dispose of 13,156 shares.

          William H. Groseclose beneficially owns 5.5% of the outstanding shares, or 904,579 shares, and has the sole power to vote or direct the vote, and to dispose of or direct the disposition of, 3,893 shares.

          William D. Wampler beneficially owns 1,587,233 shares, representing 9.6% of the total outstanding stock. He has sole voting power as to 382,134 shares. He shares voting power and the power of disposition over 274,076 shares held in trust with Charles W. Wampler, Jr. as co-trustee, and over 2,148 shares owned by Wampler Land, a limited partnership, with Charles W. Wampler, Jr. as general partner. As a director of May Meadows Farms, Inc., Mr. Wampler also shares power to direct the vote and disposition of 28,189 shares owned by the corporation with the other director, Bonnie Lou Wampler, whose address is Route 8, Box 112, Harrisonburg, Virginia 22801.

                              SIGNATURES

          After  reasonable  inquiry and  to  the  best knowledge  and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 1997.


                              _____________________________________
                              George E. Bryan*


                              _____________________________________
                              Charles L. Campbell*


                              _____________________________________
                              Stephen W. Custer*


                              _____________________________________
                              Calvin G. Germroth*


                              _____________________________________
                              William H. Groseclose*


                              _____________________________________
                              J. Craig Hott*


                              _____________________________________
                              James L. Keeler*


                              _____________________________________
                              Herman D. Mason*


                              _____________________________________
                              Charles W. Wampler, Jr.*


                              _____________________________________
                              William D. Wampler*

*By  _____/s/ Robert T. Ritter____________
     Robert T. Ritter, attorney-in-fact